Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations attributable to common shareholders	$421,219	$424,969	$395,497	$336,249	$335,663
Income taxes	237,360	245,095	244,396	192,542	170,465
Fixed charges	204,198	202,457	214,227	238,286	234,184
Total earnings	$862,777	$872,521	$854,120	$767,077	$740,312

Fixed Charges:
Interest charges	$193,119	$194,616	$205,533	$229,326	$225,269
Amortization of debt discount	4,168	4,046	4,215	4,616	4,559
Estimated interest portion of annual rents	6,911	3,795	4,479	4,344	4,356
Total fixed charges	$204,198	$202,457	$214,227	$238,286	$234,184

Ratio of Earnings to Fixed Charges (rounded down)
Earnings:	4.22	4.30	3.98	3.21	3.16